Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 12 DATED FEBRUARY 11, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 3rd and Pacific Holdco, LLC

On December 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “3&P Senior Loan”). The Borrower, 3rd and Pacific Holdco, LLC, a Delaware limited liability company (“3&P”), used the loan proceeds to acquire approximately 53,000 square feet of land located at the Northeast corner of 3rd Street and Pacific Ave, Long Beach, CA 90802 (the “3&P Property”). The 3&P Property is composed of two parcels, which are currently improved with a parking lot. At acquisition, 3&P intended to obtain entitlements and permits to construct 345 apartment units on the site. Details of this acquisition can be found here.

3&P has since completed its business plan and obtained necessary entitlements and construction permits to build 345 apartment units on the 3&P Property.

Consequently, on February 5, 2021, 3&P  paid off the 3&P Senior Loan for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 9.0%. 3&P repaid the 3&P Senior Loan by refinancing with a construction loan.